================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004
                                _______________

                                   FORM 10-Q



(Mark One)
/X/ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended July 31, 1993       Commission file number 1-5404

                                       OR

/ / Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934



                        PARAMOUNT COMMUNICATIONS INC.

            (Exact name of registrant as specified in its charter)




              Delaware                                  74-1330475
   (State or other jurisdiction of           (IRS Employer Identification No.)
   incorporation or organization)



15 Columbus Circle,  New York,  New York                10023-7780
(Address of principal executive offices)                (Zip Code)




        Registrant's telephone number, including area code 212-373-8000.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing
requirements for the past 90 days.  Yes   /X/   .     No   / /   .


At September 3, 1993, 118,503,966 shares of the registrant's Common Stock, $1 par value, were outstanding.


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
                         PARAMOUNT COMMUNICATIONS  INC.

                                     INDEX



                                                                                                                Page
                                                                                                                ----
Part I.   Financial Information

        Consolidated Statement of Earnings --
                Three Months Ended July 31, 1993 and 1992  . . . . . . . . . . . . . . . . . . . . . . . .       2

        Management's Discussion and Analysis of
                Financial Condition and Results of Operations  . . . . . . . . . . . . . . . . . . . . . .       3

        Consolidated Balance Sheet --
                July 31, 1993 and April 30, 1993 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7

        Consolidated Condensed Statement of Cash Flows --
                Three Months Ended July 31, 1993 and 1992  . . . . . . . . . . . . . . . . . . . . . . . .       8

        Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .       9

Part II.  Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13

                        PARAMOUNT COMMUNICATIONS INC.
                        PART I. FINANCIAL INFORMATION

                      CONSOLIDATED STATEMENT OF EARNINGS
                                  (Unaudited)

                                                                                    Three Months Ended
                                                                                         July 31
                                                                            ---------------------------------
                                                                                1993                 1992
                                                                            -----------           -----------
                                                                             (In millions, except per share)
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   1,351.7           $   1,063.9

Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . .          842.4                 629.2
Selling, general and administrative expenses . . . . . . . . . . . . . .          318.7                 277.8
                                                                            -----------           -----------
                                                                                1,161.1                 907.0
                                                                            -----------           -----------
Operating Income . . . . . . . . . . . . . . . . . . . . . . . . . . . .          190.6                 156.9

Other expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (0.8)                 (1.0)

Interest and other investment income (expense) -- net
        Interest expense . . . . . . . . . . . . . . . . . . . . . . . .          (21.0)                (25.0)
        Interest and other investment income . . . . . . . . . . . . . .           16.4                  35.7
                                                                            -----------           -----------
                                                                                   (4.6)                 10.7
                                                                            -----------           -----------
Earnings before Income Taxes . . . . . . . . . . . . . . . . . . . . . .          185.2                 166.6
Provision for income taxes - Notes A and D . . . . . . . . . . . . . . .           64.8                  52.3
                                                                            -----------           -----------
Net Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     120.4           $     114.3
                                                                            ===========           ===========
Average common and common equivalent
        shares outstanding . . . . . . . . . . . . . . . . . . . . . . .          119.8                 119.6
Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . . .    $      1.01           $       .96
Cash dividends declared per common share . . . . . . . . . . . . . . . .            .20                   .20


                See notes to consolidated financial statements.

                        PARAMOUNT COMMUNICATIONS INC.
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Paramount Communications Inc. operates in the entertainment and publishing businesses. The following is a comparative summary of operating results for the three months ended July 31, 1993 and 1992 (in millions):



                                                                                 Three Months Ended July 31
                                                                 -------------------------------------------------------
                                                                                                       Operating
                                                                         Revenues                       Income
                                                                 ------------------------      -------------------------
                                                                   1993           1992           1993            1992
                                                                 ---------      ---------      ---------       ---------
Entertainment  . . . . . . . . . . . . . . . . . . . . . . . .   $   818.8      $   563.3      $    89.0       $    60.8
Publishing . . . . . . . . . . . . . . . . . . . . . . . . . .       532.9          500.6          119.6           112.5
Corporate Expenses . . . . . . . . . . . . . . . . . . . . . .                                     (18.0)          (16.4)
                                                                 ---------      ---------      ---------       ---------
                                                                 $ 1,351.7      $ 1,063.9      $   190.6       $   156.9
                                                                 =========      =========      =========       =========

Entertainment

        Revenues increased 45% and operating income increased 46% for the three
months ended July 31, 1993, compared with the same prior-year period.   These
increases include significant seasonal operating results from the Company's
theme park operations,   acquired in the fall of 1992, as well as operating
income gains in motion picture and theater operations.

Features
        Revenues from features product increased 9% in the quarter ended July 31, 1993. Theatrical revenues increased 51% due principally to the domestic and international success of Indecent Proposal and the outstanding domestic box office performance of The Firm. Home video revenues decreased 20% in the current-year period despite the continued success of Boomerang and Patriot Games in the foreign market and increased sales related to the Great Movies promotion. Pay cable revenues were 7% higher in the quarter because of the availability of Patriot Games and Boomerang. Current quarter revenues from network features were flat compared with the same prior-year period. Domestic and international features syndication revenues increased 17% in the current-year period.

        Features operating income increased 24% in the current-year quarter compared with the same prior-year period. Theatrical operating results increased principally because of the increase in revenues; the current-year quarter also benefited from lower feature write-downs, which were partially offset by higher scenario reserves. Home video operating income decreased in the current-year period due to the decline in revenues and a less profitable mix of titles. Pay cable operating results increased because of higher revenues and an improved overall profit rate on library titles. Operating income from network features was flat in the current-year quarter compared with the same prior-year period. Income from domestic and international features syndication increased in the current-year period because of the higher revenues along with a more profitable mix of titles.

Television
        Television programming revenues increased 44% in the three months ended July 31, 1993, compared with the same prior-year period. Revenues from network series increased 154% primarily due to higher syndication sales of Cheers. Revenues from first-run series were up 28%; higher sales of Star Trek: The Next Generation and contributions from Star Trek: Deep Space Nine and the John & Leeza Show were partially offset by lower sales of The Arsenio Hall Show.

        Operating income for television programming decreased 41% in the current-year period. Operating results from network series declined as increased costs associated with investments in new programming more than offset higher revenues. First-run series operating income rose, generated by the increase in revenues previously noted. In addition, the current-year period included contributions from movies-of-the-week and lower income from library product.

Station and Network
        Operating income at the station and network group declined 43% in the three months ended July 31, 1993. Paramount Stations Group registered higher profits in the current-year quarter, principally due to a 13% increase in revenues resulting from higher

                        PARAMOUNT COMMUNICATIONS INC.
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


advertising sales. At jointly owned USA Networks, operating income declined primarily because of increased programming costs and the underperformance of certain programs at USA Network, along with increased start-up costs incurred for the Sci-Fi Channel.

Theaters
        Theatrical exhibition revenues decreased 8% in the current-year quarter primarily because of decreased attendance levels. Operating income increased 24%, led by higher results at the Company's Canadian chain, Famous Players, and jointly owned Cinamerica primarily because of lower operating expenses that were partially offset by the decreased attendance levels. International theater operating results were comparable to the same prior-year period.

Madison Square Garden
        Revenues for Madison Square Garden increased by 9% in the current-year period. The sports teams registered increased revenues of 61%, reflecting contributions from hockey expansion revenues and a net increase in revenues from playoff games. The current period also included higher revenues from a greater number of live entertainment events as well as higher advertising sales, but was negatively impacted by the absence of revenues from the Democratic National Convention recognized in the prior-year period.

        Operating losses for the current-year period increased 15%, as the higher total revenues previously described were more than offset by higher sports team operating expenses and MSG Network programming and operating expenses.

Publishing

        Revenues and operating income increased 6% for the three months ended July 31, 1993, compared with the prior-year period.

Consumer
        Revenues increased 2% in the current-year period as strong sales of paperback reorders and initial releases and increased international sales were partially offset by lower backlist sales of certain reference and children's books.

        Operating results improved 96% as increased revenues and lower product support expenses were partially offset by higher product development expenses.

Business, Technical and Professional
        Revenues declined 3% in the current-year period principally because of lower sales of workplace education and training products, partially offset by higher sales of computer titles.

        The business, technical and professional group posted an operating loss in the current-year period compared with operating income in the same prior-year period due to decreased sales and increased product support expenses.

Education
        Revenues rose 8% in the current-year quarter compared with the same prior-year period. Elementary education revenues improved slightly in the current-year period because of new adoptions. Revenues at educational technology increased 34% in the current quarter due to increased sales of learning stations and related products. At secondary education, revenues rose 17% because of strong sales from new adoptions, primarily science, social
studies and language arts.   Higher education revenues increased by 8% because
of strong sales of college texts, primarily in the math, science, humanities and social studies disciplines.

        Operating income increased 12% as improved revenues were partially offset by increased product support and operating expenses.

International
        Revenues improved 10% from sales gains at all units, primarily attributable to new educational adoptions and improved sales of computer titles.

        Operating income approximated the prior-year period despite the increased revenues, due to higher expenses.

                        PARAMOUNT COMMUNICATIONS INC.
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Interest and Other Investment Income (Expense) -- Net

        Earnings for the current-year period reflect net interest and other investment expense of $4.6 million, compared with net interest and other
investment income of $10.7 million in the prior-year period.   This decrease
stems primarily from decreased interest and other investment income resulting from lower average cash equivalents and short-term investments and interest rates. The lower average cash equivalents and short-term investments were primarily a result of acquisitions, the repurchase of shares of the Company's Common Stock and the funding of the working capital requirements of the
Company.   The decrease in interest and other investment income was partially offset by lower interest expense, which included lower effective interest rates on the Company's debt.

Other

        The effective rate for income taxes was 35% in the three months ended July 31, 1993 compared with a 31.4% rate (as restated - see below) for the comparable prior-year period. The increase is the result of the amount of foreign income subject to tax at lower foreign rates as a percentage of total worldwide income and increases in income subject to federal, state and local income taxes. Corporate expenses for the three months ended July 31, 1993, include costs related to the start-up of the Paramount Technology Group, a new business unit responsible for the integration of emerging technologies, including new product development, throughout the Company's entertainment and publishing operations.

LIQUIDITY AND CAPITAL RESOURCES

        The Company depended primarily on internal cash flow and external borrowings to finance its operations during the three months ended July 31, 1993, and expects to continue to do so. In May 1993, the Company purchased the remaining 80% it did not own of Canada's Wonderland, Inc., a Canadian theme park, for approximately $52 million. The Company subsequently liquidated
Canada's Wonderland debt obligations of approximately $31 million.   In June
1993, the Company agreed to sell Prentice Hall Legal and Financial Services, Prentice Hall Legal Practice Management and Prentice Hall Professional Software, three of its Publishing software and information services units, to Information America, Inc. (IA) for common stock, debt, preferred stock, common stock warrants and options. The transaction is subject to approval by IA's shareholders. In September 1993, the Company purchased television station WKBD-TV in Detroit from Cox Enterprises Inc. for approximately $105 million.

        In July 1993, the Company redeemed $100 million of 8 1/2% senior notes due 1996. Also, in July 1993, the Company completed a public offering of $150 million of 5 7/8% senior notes due 2000 and $150 million of 7 1/2% senior debentures due 2023. A portion of the net proceeds was used to refinance the previously mentioned redemption of the Company's 8 1/2% senior notes. The remainder of such proceeds were used to fund the acquisitions of television station WKBD-TV in Detroit and the remaining 80% interest in Canada's
Wonderland theme park.   Total debt as a percentage of total capitalization
increased from 17% at April 30, 1993 to 20% at July 31, 1993. In the past, the Company has been able to increase its borrowings as required and expects to be able to continue to do so.

Accounting Change

        In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Effective May 1, 1993, the Company adopted the provisions of this standard by restating its prior period financial statements beginning November 1, 1988. The effect of adopting SFAS No. 109 was to decrease the loss before cumulative effect of accounting change and net loss by $1.8 million ($.01 per share) for the six months ended April 30, 1993; increase earnings before extraordinary item and net earnings by $4.0 million ($.04 per share) for the year ended October 31, 1992; and, increase net earnings by $5.4 million ($.05 per share) and $1.0 million ($.01 per share) for the year ended October 31, 1991 and the three months ended July 31, 1992, respectively. The cumulative effect of adopting SFAS No. 109 as of October 31, 1990, decreased the beginning balance of 1991's retained earnings by $45.4 million.

        Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the

                        PARAMOUNT COMMUNICATIONS INC.
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated. For further detail, see Notes A and D to the consolidated financial statements.

Effects of Accounting for Postemployment Benefits

        In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for the Company in the year ending April 30, 1995. Under this statement, the cost of benefits provided to employees after employment but before retirement is to be recognized in the financial statements on an accrual basis during the service period of the employee. It is expected that implementation of this statement will not have a material impact on the financial position of the Company.

Accounting for Certain Investments in Debt and Equity Securities

        In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for the Company in the year ending April 30, 1995. This statement sets forth the accounting for certain investments in debt and equity securities based upon management's ability and intent, at the time of purchase, to trade, hold to maturity or make available for sale such investments. The effect of this statement at the time of adoption will depend upon the Company's ability and intent with respect to such investments.

                         PARAMOUNT COMMUNICATIONS INC.

                          CONSOLIDATED BALANCE SHEET


                                                                                    July 31           April 30
                                                                                     1993               1993
                                                                                     ----               ----
                                                                                  (Unaudited)          (Note)
                                                                                          (In millions)
                                  ASSETS

Current Assets
 Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . .           $      397.0      $      372.6
 Short-term investments . . . . . . . . . . . . . . . . . . . . . . .                  602.6             569.7
 Trade receivables. . . . . . . . . . . . . . . . . . . . . . . . . .                1,097.4             829.6
 Inventories - Note C . . . . . . . . . . . . . . . . . . . . . . . .                  684.2             617.3
 Prepaid income taxes . . . . . . . . . . . . . . . . . . . . . . . .                  112.6             131.7
 Prepaid expenses and other . . . . . . . . . . . . . . . . . . . . .                  379.5             400.2
                                                                                ------------      ------------
   Total Current Assets . . . . . . . . . . . . . . . . . . . . . . .                3,273.3           2,921.1

Property, Plant and Equipment
 Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  248.8             210.8
 Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  595.3             591.4
 Machinery, equipment and other . . . . . . . . . . . . . . . . . . .                  684.9             606.9
                                                                                ------------      ------------
                                                                                     1,529.0           1,409.1
   Less allowance for depreciation  . . . . . . . . . . . . . . . . .                  363.6             336.1
                                                                                ------------      ------------
                                                                                     1,165.4           1,073.0

Other Assets
 Investment in affiliated companies . . . . . . . . . . . . . . . . .                  233.3             243.9
 Noncurrent receivables and inventories - Note C. . . . . . . . . . .                  612.3             689.8
 Intangible assets. . . . . . . . . . . . . . . . . . . . . . . . . .                1,505.7           1,517.5
 Deferred costs and other . . . . . . . . . . . . . . . . . . . . . .                  439.8             429.5
                                                                                ------------      ------------
                                                                                     2,791.1           2,880.7
                                                                                ------------      ------------
                                                                                $    7,229.8      $    6,874.8
                                                                                ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Current maturities of long-term debt . . . . . . . . . . . . . . . .           $       10.0      $      109.8
 Trade accounts payable . . . . . . . . . . . . . . . . . . . . . . .                  160.9             194.7
 Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . .                   57.8              26.6
 Accrued expenses and other . . . . . . . . . . . . . . . . . . . . .                1,186.9           1,128.4
                                                                                ------------      ------------
   Total Current Liabilities. . . . . . . . . . . . . . . . . . . . .                1,415.6           1,459.5

Deferred Liabilities. . . . . . . . . . . . . . . . . . . . . . . . .                  804.7             805.9
Long-Term Debt, net of current maturities . . . . . . . . . . . . . .                1,004.1             707.3
Stockholders' Equity
 Common Stock, recorded at $1.00 par value; 600,000,000 shares authorized; shares outstanding, 118,384,222 at July 31, 1993
  (excluding 29,481,154 shares held in treasury) and 118,199,396 at
  April 30, 1993 (excluding 29,665,980 shares held in treasury) . . .                  118.4             118.2
 Paid-in surplus. . . . . . . . . . . . . . . . . . . . . . . . . . .                  722.4             712.8
 Retained earnings - Note D . . . . . . . . . . . . . . . . . . . . .                3,179.2           3,082.5
 Cumulative translation adjustments . . . . . . . . . . . . . . . . .                  (14.6)            (11.4)
                                                                                ------------      ------------
                                                                                     4,005.4           3,902.1
                                                                                ------------      ------------
                                                                                $    7,229.8      $    6,874.8
                                                                                ============      ============


Note:  Restated from audited financial statements.

                See notes to consolidated financial statements.

                         PARAMOUNT COMMUNICATIONS INC.

                CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                                                               Three Months Ended
                                                                                                    July 31
                                                                                              --------------------
                                                                                                1993         1992
                                                                                                ----         ----
                                                                                                  (In millions)
Cash Flows from Operating Activities
  Gross cash flows provided from operating activities. . . . . . . . . . . . . . .            $ 206.6      $ 186.8
  Undistributed net earnings of unconsolidated affiliates. . . . . . . . . . . . .               (4.7)       (10.1)
  Theatrical and television inventories and broadcast rights
    Gross additions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (264.4)      (171.3)
    Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              254.6        196.0
  Decrease in network features and syndication licenses. . . . . . . . . . . . . .                8.1         27.7
  Increase in pre-publication costs. . . . . . . . . . . . . . . . . . . . . . . .              (16.8)       (22.0)
  Increase in trade receivables. . . . . . . . . . . . . . . . . . . . . . . . . .             (276.7)      (306.9)
  Decrease in inventories (other than theatrical and television) . . . . . . . . .               18.6         19.7
  Decrease in prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . .               44.7          5.1
  Increase (decrease) in trade accounts payable. . . . . . . . . . . . . . . . . .              (36.2)        15.5
  Increase (decrease) in income taxes payable. . . . . . . . . . . . . . . . . . .               31.2         (9.9)
  Increase (decrease) in accrued expenses. . . . . . . . . . . . . . . . . . . . .               55.7         (5.2)
  Other -- net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (30.2)        (6.3)
                                                                                              -------      -------
    Net cash flows used for operating activities . . . . . . . . . . . . . . . . .               (9.5)       (80.9)

Cash Flows from Investment and Other Activities
  Expenditures for property, plant and equipment (excluding
    capitalized leases). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (33.4)       (22.8)
  Proceeds on disposal of property, plant and equipment. . . . . . . . . . . . . .                1.9          5.6
  Purchase price of acquired businesses (net of acquired cash) . . . . . . . . . .              (52.3)        (0.1)
  Decrease (increase) in investment in affiliated companies. . . . . . . . . . . .                0.2         (7.9)
  Increase in short-term and other investments . . . . . . . . . . . . . . . . . .              (32.3)      (192.6)
  Decrease in investments maturing after one year. . . . . . . . . . . . . . . . .                            23.5
  Decrease in notes receivable . . . . . . . . . . . . . . . . . . . . . . . . . .                1.3          1.2
                                                                                              -------      -------
    Net cash flows used for investment and other activities. . . . . . . . . . . .             (114.6)      (193.1)

Cash Flows from Financing Activities
  Proceeds of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .              298.8
  Payments of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .             (134.0)        (4.1)
  Issuance of Common Stock (excluding grants to employees) . . . . . . . . . . . .                7.4          6.7
  Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (23.7)       (23.7)
                                                                                              -------      -------
    Net cash flows provided from (used for) financing activities . . . . . . . . .              148.5        (21.1)
                                                                                              -------      -------
Increase (Decrease) in Cash and Cash Equivalents . . . . . . . . . . . . . . . . .               24.4       (295.1)
Cash and Cash Equivalents at Beginning of Year . . . . . . . . . . . . . . . . . .              372.6        463.7
                                                                                              -------      -------
Cash and Cash Equivalents at End of Period . . . . . . . . . . . . . . . . . . . .            $ 397.0      $ 168.6
                                                                                              =======      =======



                See notes to consolidated financial statements.

                         PARAMOUNT COMMUNICATIONS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A -- Basis of Presentation

        The accompanying consolidated financial statements of Paramount Communications Inc. and its consolidated subsidiaries (Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations of any interim period are subject to year-end audit and adjustments, and are not necessarily indicative of the results of operations for the fiscal year. For further information, refer to the consolidated financial statements and accompanying footnotes included in the Company's transition report on Form 10-K for the six months ended April 30, 1993.

        Certain amounts in the consolidated financial statements for the prior-year period have been reclassified to conform to current presentation for comparative purposes.

Change in Fiscal Year End

        In June 1993, the Board of Directors approved a change in the Company's fiscal year end to April 30 from October 31.

Accounting Change

        In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Effective May 1, 1993, the Company adopted the provisions of this standard by restating its prior period financial statements beginning November 1, 1988. The effect of adopting SFAS No. 109 was to decrease the loss before cumulative effect of accounting change and net loss by $1.8 million ($.01 per share) for the six months ended April 30, 1993; increase earnings before extraordinary item and net earnings by $4.0 million ($.04 per share) for the year ended October 31, 1992; and, increase net earnings by $5.4 million ($.05 per share) and $1.0 million ($.01 per share) for the year ended October 31, 1991 and the three months ended July 31, 1992, respectively. The cumulative effect of adopting SFAS No. 109 as of October 31, 1990, decreased the beginning balance of 1991's retained earnings by $45.4 million.

        Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated. For further detail, see Note D to the consolidated financial statements.

Note B -- Acquisition and Disposition of Businesses

        In May 1993, the Company purchased the remaining 80% it did not own of Canada's Wonderland, Inc., a Canadian theme park, for approximately $52
million.   In June 1993, the Company agreed to sell  Prentice Hall Legal and
Financial Services, Prentice Hall Legal Practice Management and Prentice Hall Professional Software, three of its Publishing software and information services units, to Information America, Inc. (IA) for common stock, debt,
preferred stock, common stock warrants and options.   The transaction is
subject to approval by IA's shareholders.  At closing, the Company will own an
approximately 49% common stock interest in IA.   In September 1993, the Company
purchased television station WKBD-TV in Detroit from Cox Enterprises Inc. for approximately $105 million.

        In August and October 1992, the Company acquired Kings Entertainment Company and Kings Island Company, respectively, later renamed Paramount Parks, which own and operate regional theme parks, for a total of approximately $400 million.

        During the periods ended July 31, 1993 and 1992, the Company also acquired or sold certain other businesses. The contributions of these businesses in the aggregate were not significant to the Company's results of operations for the periods presented, nor are they expected to have a material effect on the Company's results on a continuing basis.

                         PARAMOUNT COMMUNICATIONS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -- Inventories

        Inventories are stated as follows (in millions):

                                                                     July 31          April 30
                                                                      1993              1993
                                                                    --------          --------
Current
        Lower of cost or net realizable value
                Finished goods   . . . . . . . . . . . . . . .   $      233.8    $      248.3
                Work in process  . . . . . . . . . . . . . . .            9.7            12.8
                Materials and supplies . . . . . . . . . . . .           30.8            29.5
                                                                 ------------    ------------
                                                                        274.3           290.6
        Theatrical and television productions
                Released   . . . . . . . . . . . . . . . . . .          214.8           176.9
                Completed, not released  . . . . . . . . . . .           74.7            32.7
                In process and other . . . . . . . . . . . . .           75.9            61.8
                                                                 ------------    ------------
                                                                        365.4           271.4

        Broadcast rights . . . . . . . . . . . . . . . . . . .           44.5            55.3
                                                                 ------------    ------------
                                                                        684.2           617.3
Noncurrent
        Theatrical and television productions
                Released . . . . . . . . . . . . . . . . . . .          144.2           155.3
                In process and other . . . . . . . . . . . . .          191.4           247.0
                                                                 ------------    ------------
                                                                        335.6           402.3

        Broadcast rights . . . . . . . . . . . . . . . . . . .          100.3           107.0
                                                                 ------------    ------------
                                                                        435.9           509.3
                                                                 ------------    ------------
                                                                 $    1,120.1    $    1,126.6
                                                                 ============    ============

                         PARAMOUNT COMMUNICATIONS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note D -- Income Taxes

        As described in Note A, effective May 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" by restating its prior period financial statements beginning November 1, 1988.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of April 30, 1993, were as follows (in millions):

                                                                                  April 30
                                                                                    1993
                                                                                  --------
Deferred tax assets:
        Costs of motion picture and television production . . . . . . . . .     $       89.2
        Employee compensation and other payroll related expenses. . . . . .             44.5
        Provisions for real estate write-down, relocation and prior year
                publishing charge . . . . . . . . . . . . . . . . . . . . .             40.5
        Sales returns and allowances  . . . . . . . . . . . . . . . . . . .             46.4
        Discontinued operations   . . . . . . . . . . . . . . . . . . . . .             34.2
        Postretirement benefit obligation . . . . . . . . . . . . . . . . .             34.5
        Preacquisition net operating loss carryforwards of subsidiaries
                 and other  . . . . . . . . . . . . . . . . . . . . . . . .             50.0
        Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             32.1
                                                                               -------------
                                                                                       371.4
        Valuation allowance for deferred tax assets . . . . . . . . . . . .            (50.0)
                                                                               -------------
                Total deferred tax assets . . . . . . . . . . . . . . . . .            321.4

Deferred tax liabilities:
        Income on motion picture and television production. . . . . . . . .            (12.4)
        Expenses related to renovation project. . . . . . . . . . . . . . .             (9.2)
        Self insurance  . . . . . . . . . . . . . . . . . . . . . . . . . .            (10.5)
        Deferred seasonal expenses. . . . . . . . . . . . . . . . . . . . .            (41.9)
        Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (18.4)
                                                                               -------------
                Total deferred tax liabilities  . . . . . . . . . . . . . .            (92.4)
                                                                               -------------
                Net deferred tax assets . . . . . . . . . . . . . . . . . .    $       229.0
                                                                               =============

        The net change in the valuation allowance from October 31, 1992 to April 30, 1993 was a decrease of $10.3 million.

        Provision (benefit) for income taxes includes (in millions):

                                                                Six Months Ended    Year  Ended
                                                                 April 30, 1993   October 31, 1992
                                                                ----------------  ----------------
Current
        Federal  . . . . . . . . . . . . . . . . . . . . . .     $      (54.1)    $      62.4
        Foreign  . . . . . . . . . . . . . . . . . . . . . .             16.1            55.1
        State and other  . . . . . . . . . . . . . . . . . .              1.4             8.8
                                                                  -----------     -----------
                                                                        (36.6)          126.3
Deferred
        Federal  . . . . . . . . . . . . . . . . . . . . . .             27.7             4.0
        Foreign  . . . . . . . . . . . . . . . . . . . . . .              1.2            (7.2)
                                                                  -----------     -----------
                                                                         28.9            (3.2)
                                                                  -----------     -----------
                                                                 $       (7.7)    $     123.1
                                                                 ============     ===========

                        PARAMOUNT COMMUNICATIONS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The components of the provision (benefit) for deferred taxes were as follows (in millions):

                                                                                      Six Months Ended       Year Ended
                                                                                       April 30, 1993     October 31, 1992
                                                                                      ----------------    ----------------
Costs of motion picture and television production  . . . . . . . . . . . . . . . . .        $(19.1)            $  4.0
Income on motion picture and television production . . . . . . . . . . . . . . . . .          (0.8)               3.0
Valuation of inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          12.5              (13.9)
Employee compensation and other payroll related expenses . . . . . . . . . . . . . .          27.5               (8.4)
Accelerated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (4.2)              (2.0)
Reversal of differences related to a prior year publishing charge  . . . . . . . . .          (0.5)              14.5
Expenses related to renovation project . . . . . . . . . . . . . . . . . . . . . . .                             (1.4)
Self insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9.0                8.7
Deferred seasonal expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18.2
Provision for real estate write-down and relocation  . . . . . . . . . . . . . . . .         (13.6)
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          (0.1)              (7.7)
                                                                                            ------             ------
                                                                                            $ 28.9             $ (3.2)
                                                                                            ======             ======

        The components of earnings (loss) before income taxes were as follows (in millions):

                                                                                      Six Months Ended      Year Ended
                                                                                       April 30, 1993     October 31, 1992
                                                                                      ----------------    ----------------
Domestic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $(47.8)            $301.8
Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          31.0               95.5
                                                                                            ------             ------
                                                                                            $(16.8)            $397.3
                                                                                            ======             ======

        A reconciliation between the provision (benefit) for income taxes computed by applying the statutory Federal income tax rate to earnings (loss) before income taxes and the actual provision (benefit) for income taxes is as follows (in millions):

                                                                                      Six Months Ended        Year Ended
                                                                                       April 30, 1993      October 31, 1992
                                                                                      ----------------     ----------------
Provision (benefit) for income taxes at statutory rate . . . . . . . . . . . . . . .        $(5.7)             $135.1
Increase (decrease) in taxes arising from effect of:
        Income (principally foreign) taxed at lower rates  . . . . . . . . . . . . .         (1.2)              (13.4)
        Amortization of intangible assets  . . . . . . . . . . . . . . . . . . . . .          1.3                13.1
        U. S. state and local income taxes . . . . . . . . . . . . . . . . . . . . .          1.0                 5.3
        Restoration of reserves no longer required . . . . . . . . . . . . . . . . .         (3.9)              (21.4)
        Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          0.8                 4.4
                                                                                            -----              ------
Provision (benefit) for income taxes . . . . . . . . . . . . . . . . . . . . . . . .        $(7.7)             $123.1
                                                                                            =====              ======


        Total income tax payments were $59.6 and $120.0 million, respectively, for the six months ended April 30, 1993 and the year ended October 31,
1992. The Company's share of the undistributed earnings of foreign subsidiaries not included in its consolidated Federal income tax return, that could be subject to additional income taxes if remitted, was
approximately $810 million at April 30, 1993.   No provision has been made
for taxes that could result from the remittance of such undistributed earnings since the Company intends to reinvest these earnings indefinitely; determination of the related unrecognized deferred U.S. income tax liability is not practicable.

                        PARAMOUNT COMMUNICATIONS INC.

                          PART II.OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K.

(a)     Exhibits -- None

(b) Reports on Form 8-K -- The following reports on Form 8-K were filed during the three months ended July 31, 1993:

        (i)   The registrant filed a Current Report on Form 8-K, dated
              June 22, 1993, in respect of its determination to change its fiscal year to April 30 from October 31. The item reported in such Current Report was Item 8 (Change in Fiscal Year).

        (ii) The registrant filed a Current Report on Form 8-K, dated June 30, 1993, in respect of pro forma unaudited combined financial statements of Paramount Communications Inc., Kings Entertainment
              Company and Kings Island Company.   The item reported in such
              Current Report was Item 7 (Pro Forma Financial Information), and the Pro Forma Combined Statement of Earnings for the Year Ended October 31, 1992 was filed therewith.

        (iii) The registrant filed a Current Report on Form 8-K, dated July 15, 1993, in respect of a definitive form of Senior Note related to the registrant's offering of $150,000,000 of 5 7/8% Senior Notes due July 15, 2000 and in respect of a definitive form of Senior Debenture related to the registrant's offering of $150,000,000 of 7 1/2% Senior Debentures due July 15, 2023. The item reported in such Current Report was Item 7 (Exhibits).

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   PARAMOUNT COMMUNICATIONS INC.



Date:   September 10, 1993          By: /s/  Ronald L. Nelson
                                       -----------------------------
                                            Ronald L. Nelson
                                       Executive Vice President
                                      and Chief Financial Officer
                                       (Principal Financial and
                                          Accounting Officer)